UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2003
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 0.15

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-10355	                                  October 31, 2002

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE 3389239     DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Bessemer Funds Trust
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4. Address of principal executive office (number,street,city,state,zip code):

630 Fifth Avenue
37th Floor
New York, NY  10111
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT




INDEPENDENT ACCOUNTANTS' REPORT

The Board of  Trustees and Shareholders,
Bessemer Funds Trust:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Bessemer Sand Hill Investors Fund II (the one portfolio constituting the Bessemer Funds Trust-the "Trust") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of
October 31, 2002. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2002, and with respect to agreement of security purchases and sales, for the period from June 30, 2002 (the date of our last examination) through October 31, 2002:

1) Confirmation of all securities held by the Bank of New York in book entry form without prior notice to management;

2) Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agent;

3) Reconciliation of all such securities to the books and records of the Trust and the custodian; and

4) Agreement of one security purchase and one security sale or maturity since our last report from the books and records of the Trust to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that Bessemer Sand Hill Investors Fund II of Bessemer Funds Trust complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2002 with respect to securities reflected in the investment account of the Trust are fairly stated, in all material respects.

This report is intended solely for the information and use of management of Bessemer Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



Deloitte & Touche LLP
New York, NY

December 6, 2002







Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the custodian of the Bessemer Sand Hill Investors Fund II (the one portfolio constituting the Bessemer Funds Trust - the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of October 31, 2002 and from June 30, 2002 (date of last examination) through October 31, 2002.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2002 and from
June 30, 2002 (date of last examination) through October 31, 2002, with respect to securities reflected in the investment account of Bessemer Sand Hill Investors Fund II.


Bessemer Trust Company



John A. Hilton, Jr.	  	             December 6, 2002
President and Chief Executive Officer	     	 Date


John G. MacDonald		                   December 6, 2002
Managing Director, Chief Financial 	             Date
Officer and Treasurer


Richard T. Murtagh       		       December 6, 2002
Principal and Corporate Controller	             Date